

Mail Stop 4628

August 10, 2017

Kenneth M. Fisher
Chief Financial Officer
Noble Energy, Inc.
1001 Noble Energy Way
Houston, Texas 77070

> **Re:** **Noble Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 14, 2017**
> **File No. 001-07964**

Dear Mr. Fisher:

We have limited our review of your filing to the issue we have addressed in our comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Business and Properties, page 2

Proved Undeveloped Reserves (PUDs), page 20

1.   The disclosure provided as part of the discussion of "US PUD Locations" indicates there were approximately 81 MMBoe of proved undeveloped reserves associated with drilled but uncompleted (DUC) wells as of December 31, 2016. Please provide us with the net quantities of proved undeveloped reserves attributable to those wells as of December 31, 2016 which are not scheduled to be completed and the related reserves converted to developed status within five years of the initial disclosure as proved undeveloped reserves. To the extent that there are any such reserves, please tell us the specific circumstances that justify a time longer than five years.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

For questions regarding this comment, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact me at (202) 551- 3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources